
W
Williamson Mead and
Brewing
A Beverage Revolution!

Williamson Mead and Brewing

Building a Better Product!

Meads
Fermentation of Honeys



Ciders
Fermentation of Apples



Seltzers
Fermentation of Sugars




The Williamson Taste Experience
142 Awards for Brewing Excellence in under 9 months.
25 Awards in International and Commercial Competitions.
Awarded "Mead Producer of the Year" for 2021 by the 10th Annual New York International Beer Competition.
NEW YORK INTL BEER COMPETITION
2021
California Mead Producer of the Year
Domras Cup Mead Competition
Best of Show
FIRST
Challenge



The Marketplace

Wine

Total Revenue
$25.9 Billion

Annual
Growth 3%

Ciders

Total Revenue
$589.1 Million

Annual
Growth 6%

Seltzers

Total Revenue
$4.4 Billion

Annual
Growth 16%

Problem: Making Wine Modern

Technology and Techniques have not changed since the late 19th Century in wine making.

Williamson Mead and Brewing is a bold Innovator.

We are faster, cleaner, and more efficient than our "Classical" Competitors.

What is The Williamson Process?

Scandinavian sourced non-commercial yeasts coupled with a unique nutrient schedule and water.

Shorter fermentation periods that take WEEKS instead of MONTHS.

Cleaner and better products, that do not require long term storage for aging or mellowing.

Creating a beverage of superior quality!

Why are We Better? Faster



Mead Production

Weeks — Time
- Traditional: 72
- Williamson: 1



Cider Production

Weeks — Time
- Traditional: 32
- Williamson: 1



Seltzer Production

Days — Time
- Traditional: 16
- Williamson: 7

Why are We Better? Cleaner!

1) No byproducts = No Need for Aging!

2) Never any cooperage/barreling.

3) Modern clarification techniques & Centrifuge technology.



Centrifuge

◈ Removes all yeast

◈ Protection for Intellectual Property

◈ Makes Brew Schedule Consistent

◈ One of only a handful in use for Mead production

◈ Saves WEEKS of time!!

*1 BBL = 31 Gallons = 159 – 750ml Bottles

Direct Savings vs. a Typical Winery

We need less physical footprint and less equipment. No "Aging" Storage needed.

No oak barrels. Our products are keg and taproom friendly.

Cost Category	2,000	Williamson
Receiving Equipment	$58,023.75	$1,400
Cellar Equipment	$16,623.25	
Material Handling	$49,520.00	
Refrigeration System	$28,918.57	
Fermentation & Storage	$49,800.45	
Cooperage	$51,944.00	$0
Tasting Room	$3,675.95	
Plant & Office	$302,388.00	
Total Investment	$560,893.97	**Savings $108,568**
Per Unit		
$/Case	$280.45	
$/Gallon	$117.83	
$/750 ml	$23.37	

Small Winery Investment and Operating Costs http://ses.wsu.edu/wp-content/uploads/2015/02/eb1996_05.pdf

Why are We Better? Efficiency

1)No boiling during the creation process.

2)Fermentation at ambient temperature ranges.

3)Lower Temps means Less Energy = Higher Efficiency!

Power Consumption Comparison

◈ Brew 5 BBL of Beer

Vs.

◈ Brew 5 BBL of Williamson Process

<u>10 times more energy efficient!</u>



Energy Consumed

BTUs

*1 BBL = 31 Gallons = 159 – 750ml Bottles

Output to Size Comparison
More Production for Less

Temblor Brewing Company

- ◈ Starting Cost: $1-3M
- ◈ Brewhouse Size: 20 BBL
- ◈ Fermenter Space: 240 BBL
- ◈ Production Volume: ~3,000 BBL

Williamson Mead and Brewing

- ◈ Starting Cost: $250K
- ◈ Brewhouse Size: 1 BBL
- ◈ Fermenter Space: 36.5 BBL
- ◈ Production Volume: 1,752 BBL

*1 BBL = 31 Gallons = 159 – 750ml Bottles

Williamson Process Maximized

Assume:

◈ 1 BBL Brewhouse

◈ 2 hr Brews

◈ Nine 3.5 BBL Fermenters, One 5 BBL Fermenter

◈ 1 Week Tank Turnaround (with Centrifuge)

$$\frac{36.5\ BBL}{1\ Weeks} \times \frac{4\ Weeks}{1\ Month} \times \frac{12\ Months}{1\ Year} \times \frac{\$3000}{1\ BBL} = \$5,256,000$$

◈ 1,752 BBL Brewed Annually

*1 BBL = 31 Gallons = 159 – 750ml Bottles

Profit Per One BBL* Sold Retail

Meads = $3,300

Ciders = $3,250

Seltzers = $3,700

*1 BBL = 31 Gallons = 159 - 750ml Bottles

Revenue Forecast


$8M
$6M
$4M
$2M
$0
FY2022
FY2023
FY2024
$2,393,811
$4,074,195
$7,317,335

Creating Distribution

Phase One on Day one:
Opening a Tasting Room and Online Store







Phase Two Within 90 Days:
Creating Local Partnerships

Phase Three Within 12 Months:
CA and National Distributor Partnerships

WHOLE FOODS MARKET

BevMo!

Total Wine & MORE

VONS

Who are our customers?



Ages 21-34 represent only 25 percent of adults but accounts for approximately 50 percent of Alcohol consumption.

Gaming and Entertainment Industries are marketing to them, introducing Mead and Cider, while making Billions.



Inspiration and Experience

Matthew Williamson

President/CEO

20+ Years Homebrewing Experience

142 Awards for Brewing Excellence

"California Meader

Of the Year 2021"



Richard McEnulty

Director Brewing Operations

6+ Years Commercial Experience

Certified German Master Brewer

Trained VLB Berlin

Our Team

Dr. Megan Bolender
Health Consultant



Mr. Joel B. Wilson
Cellarman and Equipment Engineer



Mr. Ethan Bolender
Consultant for Information Technology



Join the Williamson Brewing Revolution!

- ◈ Email: WilliamsonBrewing@outlook.com
- ◈ Website: www.williamsonbrewing.com
- ◈ Facebook: https://www.facebook.com/WilliamsonBrewing
- ◈ Youtube: www.youtube.com/channel/UCBxYB3F5y8M4t5WzJfglU8A

Addendum Slides

Our Award-winning Meads



Braggi's Mead
Blood Orange,
Pomegranate,
Cranberry



Floki's Laughter
Blueberry,
Raspberry,
Blackberry



Freya's Mead
Strawberry,
Cherry



Ragnar's Tears
Kern Honey


Hard Cider
Fruit Cider
Spice Cider

Hard Seltzer

Welcome to Carnival Row!



Bubblegum





Blue Razzberry

Bringing the SWEET to HARD SELTZER!

Traditional Wine Making Process


GRAPES
CRUSHING/
DESTEMMING
DISCARDED
STEMS
CRUSHED
GRAPES
PRESSING
FREE-RUN
JUICE
PRESS-RUN JUICE
(TREAT SAME AS FREE-RUN)
SETTLING
RACKING
ADD YEAST
ALCOHOLIC
FERMENTATION
RACKING
ADD
MALOLACTIC
CULTURE
MALOLACTIC
FERMENTATION
RACKING
FINING &
STABILIZATION
RACKING
AGING
RACKING
RACKING
BLENDING
FILTERING
BOTTLING
CORKING
NORMAL FLOW
OPTIONAL FLOW

Centrifuge Advantage

Maximum Annual Production Without Centrifuge:

$$\frac{12.5\ BBL}{2\ Weeks} \times \frac{4\ Weeks}{1\ Month} \times \frac{12\ Months}{1\ Year} \times \frac{\$3000}{1\ BBL} = \$900,000$$

Maximum Annual Production With Centrifuge:

$$\frac{12.5\ BBL}{1\ Weeks} \times \frac{4\ Weeks}{1\ Month} \times \frac{12\ Months}{1\ Year} \times \frac{\$3000}{1\ BBL} = \$1,800,000$$

*1 BBL = 31 Gallons = 159 - 750ml Bottles

Williamson Mead Making Process


Honey
Water
PRESSING
PRESS-RUN JUICE
SETTLING
RACKING
ADD YEAST
ALCOHOLIC FERMENTATION
RACKING
FINING & STABILIZATION
RACKING
FILTERING
BOTTLING
CORKING
NORMAL FLOW
OPTIONAL FLOW

New Growth in Online Sales

E-COMMERCE TRENDS IN ALCOHOL

E-commerce trends in alcohol

With consumers sheltering and working from home, online sales became important for all alcohol producers. Growth in delivery company accounts for companies like Drizly and Instacart exploded. We believe there is a permanent consumer shift to more online purchases of wine, which will expand with the coming of age of millennial consumers.

Figure 11: **E-commerce trends in alcohol**

Explosive growth in COVID-19 period



Wine
Beer/FMB/cider
Spirits
Total alcohol
Online sales
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
8/2017
9/2017
10/2017
11/2017
12/2017
1/2018
2/2018
3/2018
4/2018
5/2018
6/2018
7/2018
8/2018
9/2018
10/2018
11/2018
12/2018
1/2019
2/2019
3/2019
4/2019
5/2019
6/2019
7/2019
8/2019
9/2019
10/2019
11/2019
12/2019
1/2020
2/2020
3/2020
4/2020
5/2020
6/2020
7/2020
8/2020
9/2020

Note: "FMB" stands for flavored malt beverage.

Source: Nielsen/Rakuten Intelligence

Where Lips meet Liquid!

Average winery sales channels pre-COVID and during COVID

Restaurants and tasting room sales made up about 43 percent of the average winery's sales in April 2020, when the government issued shelter-in-place orders, closing both channels. Resilient producers immediately evolved to phone sales, e-commerce, Zoom tastings and curbside pickup, among other tactics. By November, the magnitude of the shift was apparent, with online sales showing the greatest total change.



Figure 7: **Average winery's sales channels**

Tasting room — Wine club — Mailing list — Subscription — Wholesale off-premise
Wholesale on-premise — Exports — Online — Phone — Other

April 1, 2020

15% 3% 2% 2% 3% 18% 1% 5% 23% 28%

November 1, 2020

3% 10% 2% 2% 11% 19% 1% 3% 22% 27%

Source: SVB Annual Winery Conditions Survey